

Mail Stop 4631

August 25, 2010

via U.S. mail and facsimile

Osvaldo Burgos Schirmer, CFO
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul – Brazil CEP 90220-005

> **RE: Gerdau S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 7, 2010**
> **Form 6-K filed on August 5, 2010**
> **File No. 1-14878**

Dear Mr. Schirmer:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 15. Controls and Procedures, page 105

1. We note your statements that "[t]here are inherent limitations to the effectiveness of any system of disclosure controls and procedures…even effective disclosure controls and procedures can only provide reasonable assurance that they will achieve their control objectives." Please revise your disclosure in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are

effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 for guidance.

Consolidated Statements of Income, page F-4

2. With reference to your disclosures in Note 28, we note that you have included R$150,107 of restructuring costs within the line item, "Impairment of assets". In future filings, please reclassify the restructuring costs from this line item, as these costs do not represent impairment charges and are 14.6% of income before taxes.

Consolidated Statements of Cash Flows, page F-7

3. We note that R$150,707 of the "Impairment of assets" line item represents restructuring costs. Based on your disclosure in Note 28, it appears that a portion of these charges are cash items rather than non-cash items. As such, please tell us how your presentation complies with paragraph 18(b) of IAS 7.

Note 2 – Summary of Significant Accounting Practices, page F-8

General

4. In future filings, please provide investors with an understanding of your accounting policy for acquisitions. This disclosure should include (a) step-acquisitions in which control is obtained; (b) acquisitions in which control is obtained initially; and (c) acquisitions of non-controlling interests. Please also note that your disclosure should explain your accounting policies for all periods presented. Please refer to paragraphs 117-124 and 132 of IAS 1 regarding the extent of the disclosure required for significant accounting policies and IFRS 3 for the relevant authoritative guidance. Please provide us with the disclosure you intend to include in future filings.

5. In future filings, please disclose your measurement basis for each type of derivative instrument, including the put options, used during each period presented in your summary of significant accounting policies footnote. Please also disclose how each of these financial instruments is recognized in your consolidated financial statements on initial recognition, subsequent re-measurement, and upon settlement. This disclosure should be provided in Note 2 in accordance with paragraph 21 of IFRS 7 for guidance. Please provide us with the disclosures you intend to include in future filings.

6. We note in various disclosures throughout your filing that you have been granted concessions to operate power plants and mines. However, we did not note any disclosures of your accounting policies for these concessions and related contracts. Please tell us how you determined that the concessions and corresponding revenues generated by the operation of the power plants did not require disclosure in your consolidated financial statements. Please refer to IFRIC 4, IFRIC 12 and SIC -29 for guidance. Otherwise, please provide us with the disclosures you intend to include in future filings.

2.1 – Basis of Presentation, page F-8

7. We note your disclosure that certain non-current assets are presented at other than historical cost. In future filings, please disclose the non-current assets that are presented at other than historical cost and disclose the basis for which these non-current assets are presented. Please provide us with the disclosure you intend to include in future filings.

2.2 – Translation of Foreign Currency Balances, page F-8
b) Transactions and Balances, page F-8

8. In future filings, please disclose your accounting policy for the reporting of foreign currency monetary items and non-monetary items into the functional currency. Please refer to paragraphs 23-34 of IAS 21 for guidance.

2.4 – Inventories, page F-10

9. In future filings, please provide investors with an understanding of the considerations made when estimating the net realizable value of your inventories. Please refer to paragraphs 30-33 of IAS 2 for guidance.

2.6 – Other Intangible Assets, page F-10

10. Please confirm to us and revise your disclosure in future filing to clarify that you review the amortization period and amortization method for your finite-lived intangible assets at the end of each financial year-end, at a minimum. Please refer to paragraph 104 of IAS 38 for guidance.

11. Please disclose the amortization method(s) used for each type of intangible asset with definite lives. Please refer to paragraphs 98 and 118(b) of IAS 38 for guidance.

12. Please disclose the line item(s) in which the amortization expense is included. Please refer to paragraph 118(d) of IAS 38 for guidance.

2.10 – Current and Deferred Income and Social Contribution Taxes, page F-13

13. We note that you recognize current and deferred taxes based on the tax rates and laws "in effect" at the date of the consolidated financial statements. Please confirm to us and revise your disclosures in future filings to clarify that you are using tax rates and laws that are enacted or substantively enacted at the end of the reporting period. Please refer to paragraphs 46-47 of IAS 12 for guidance.

14. In future filings, please disclose your accounting policy regarding the situations in which you recognize current and deferred taxes in profit or loss or outside of profit and loss. Please refer to paragraphs 57-65A of IAS 12 for guidance.

15. We note that you recognize a provision for positions taken on tax issues subject to interpretation when the taxes are expected to be paid. Please tell us the authoritative literature that supports your accounting policy. In this regard, paragraph 14 of IAS 37 states that a provision should be recognized (a) when there is a present (legal or constructive) obligation; (b) it is probable there will be an outflow of assets; and (c) a reliable estimate can be made. Please also revise your disclosures, as appropriate, in future filings.

2.15 – Revenue recognition, page F-14

16. We note your disclosure regarding the adoption of IFRIC 15, "Agreements for the Construction of Real Estate", in which you indicate that adoption did not have a significant impact. Please provide us with the revenues and costs recognized in the consolidated statements of income and any capitalized costs in the consolidated balance sheets for the construction and sale of real estate for each period presented. To the extent that the revenues and gross profit is material for any of the periods presented, please include your accounting policy for these revenues streams and provide the disclosures required by paragraphs 20 and 21 of IFRIC 15 in future filings. Please also provide us with any disclosure you intend to include in future filings.

2.16 – Investment in Environmental Protection, page F-14

17. In future filings, please clarify that you discount environmental liabilities when the time value of money is material, if correct. Please refer to paragraph 45 of IAS 37 for guidance. Please also disclose the discount rate you use. Please refer to paragraph 47 of IAS 37 for guidance.

2.19 – Application of Judgment and Critical Accounting Policies when Preparing
Consolidated Financial Statements, page F-14
b) Pension and Post-Employment Benefits, page F-15

18. We note that you recognized losses related to curtailments when the event is probable
and can be estimated, and gains related to curtailments when realized. Please tell us
the specific authoritative literature that supports your accounting policy. In this
regard, paragraph 109 of IAS 19 states, "[a]n entity shall recognise gains or losses on
the curtailment or settlement of a defined benefit plan when the curtailment or
settlement occurs."

19. In future filings, please disclose your accounting policy for the measurement of
curtailment gains or losses. Please refer to paragraphs 109 – 115 of IAS 19 for
guidance.

h) Business Relationship Assessment for Companies Acquired for Full Consolidation
Purposes, page F-16

20. In future filings, please provide investors with a more comprehensive understanding
of the nature of the critical estimates involved in assessing whether certain entities,
such as SPEs, require full consolidation. Please also provide investors with a better
understanding as to the specific assumptions you are making in these assessments and
quantitative information for those entities that you have consolidated under these
circumstances and for those entities that you determined are not required to be
consolidated. Finally, please include your accounting policy for variable interest
entities. Please provide us with the disclosures you intend to include in future filings.
Please refer to paragraphs 117-133 of IAS 1 for guidance.

i) Impairment Test of Assets with definite and indefinite useful life, page F-16

21. We note your disclosure, "[t]he Company evaluates the recoverability of goodwill on
investments annually and uses accepted market practices, including discounted cash
flow for units with goodwill allocated and comparing the book value with the
recoverable amount of the assets." It is unclear from this disclosure what you mean
by "investments" and "units". In this regard, we note that goodwill associated with
your investments in jointly-controlled entities and associate companies, which are
both accounted for using the equity method, should be assessed for impairment in
accordance with paragraphs 31-34 of IAS 28. Whereas, goodwill recognized for your
investment in subsidiaries should be tested for impairment in accordance with
paragraphs 65-108 of IAS 36. Please include your accounting policy within Note 2
for testing your investments in jointly-controlled entities and associate companies and
goodwill recognized for your investment in subsidiaries for impairment that clearly
demonstrates compliance with the corresponding authoritative literature. Please refer

to paragraphs 117-124 of IAS 1 for guidance. Please provide us with the disclosures you intend to include in future filings.

Note 3 – Consolidated Financial Statements, page F-20

22. Please provide the disclosure required by paragraph 37(a) of IAS 28 in future filings.

23. Please provide the disclosures required by paragraphs 54 and 55 of IAS 31 for your jointly-controlled entities and paragraph 40 of IAS 28 for your associates in future filings.

3.4 – Goodwill, page F-23

24. We note that you test goodwill for impairment at your reportable segment level, which you note is the lowest level at which goodwill is monitored by management. We further note that your CODM, the Gerdau Executive Committee, also allocates resources and assesses performance of the business at the reportable segment level. Based on your disclosures on pages 26 and 56, we assume that your reportable segments are also your operating segments. Please confirm to us that segment managers of your operating segments, as defined in paragraph 9 of IFRS 8, do not receive financial information at a level below the operating segments, as defined in paragraph 5 of IFRS 8. Otherwise, please tell us how you determined that the lowest level management monitors goodwill is the operating segment level.

3.6 – Total cash paid for the acquisitions in the years ended December 31, 2009, 2008 and 2007

25. In future filings, please revise the table to include all of the components of the cost of the business combinations in accordance with IFRS 3 (2006) for the acquisitions in fiscal years 2009 and 2008 and in accordance with IFRS 3 (2008) for the acquisitions in fiscal year 2010. This disclosure will provide investors with a full understanding of the purchase price / acquisition cost of your business combinations.

3.7 – Acquisitions during the years ended December 31, 2008 or 2007 for which accounting at year-end was provisionally determined and was subsequently adjusted, page F-25

26. In future filings, please provide all of the disclosures required by paragraphs 67, 72, and 73 of IFRS 3 (2006) for material acquisitions completed in prior periods and paragraph 68 of IFRS 3 (2006) for individually immaterial acquisitions completed in prior periods. Please refer to paragraphs 38-40 of IAS 1 for guidance.

Note 4 – Cash and cash equivalents, page F-31

27. Please address whether you have significant cash and cash equivalents that are not available for use by the group. If so, please provide the disclosures required by 48-50 of IAS 7 in future filings.

Note 7 – Inventories, page F-33

28. In future filings, please disclose the carrying amount of inventories that are carried at fair value less costs to sell for each period presented. Please refer to paragraph 36(c) of IAS 2 for guidance.

29. In future filings, please provide the disclosures required by paragraphs 36(f) and 36(g) of IAS 2. In this regard, we note the R$160.5 million adjustment for the reversal of net realisable value adjustment in inventory from net income to arrive at cash provided by operating activities.

Note 9 – Income and Social Contribution Taxes, page F-34

30. In future filings, please disclose how you computed the applicable tax rate(s). Please refer to paragraphs 81(c) and 85 of IAS 12 and Example 2 in Appendix B to IAS 12 for guidance.

Note 10 – Property, Plant and Equipment, page F-38

31. As previously requested, please disclose the remaining carrying value by category of the property, plant and equipment for which you recognized an impairment charge during fiscal year 2009 in future filings. This disclosure should be included either in your footnotes or within The Critical Accounting Policies section of MD&A. As previously noted, this disclosure will allow investors to better understand the remaining risk associated with those assets. Please refer to your response to comment 6 in your letter dated November 20, 2009.

Note 12 – Goodwill, page F-39

32. In future filings, please revise your disclosures to clarify your presentation of each of the following in the rollforward presented:
   - The gross amount of goodwill and accumulated amount of impairment losses recognized at the beginning and the end of each period presented. Please refer to paragraphs 75(a) and 75(h) of IFRS 3 (2006).
   - The amount of goodwill either included within a disposal group and/or derecognized during the period presented. Please refer to paragraph 75(d) of IFRS 3 (2006) for guidance.

- The amount of impairment loss recognized during each fiscal year presented. Please refer to paragraph 75(e) of IFRS 3 (2006).

33. We note from your rollforward of goodwill that you wrote-off R$304,446,000 of goodwill during fiscal year 2009. However within Note 28.1 on page F-77, you only discuss goodwill impairment charges of R$201,657,000. Please reconcile for us the differences in the goodwill impairment charges in these two disclosures. Please also revise your disclosure in future filings.

Note 13 – Intangible Assets, page F-40

34. We note your disclosure within Note 28.2 on page F-77 that you recognized an impairment charge of R$304,425,000 for intangible assets in your Specialty Steel reportable segment during fiscal year 2009. Please explain to us how you reflected the impairment loss in your rollforward presented on page F-40. Please refer to paragraph 118(e)(iv) of IAS 38 for guidance. Please revise your disclosure in future filings, as appropriate.

Note 14 – Loans and Financing, page F-41

35. In future filings, please clarify for us the payment terms for the interest on the perpetual notes in the amount of US$600 million. Specifically, please clarify whether the interest payments are mandatory, the interest payments are continually rolled into the principal amount, or there is no obligation to pay interest. Please also revise your disclosures in future filings.

Note 16 – Financial Instruments, page F-45

36. In future filings, please revise your sensitivity analyses for each of your market risks to provide investors with a more comprehensive understanding as to how changes in each market risk can impact your consolidated statements of income and consolidated statements of comprehensive income. Specifically, please address each of the following:
- Foreign currency – Discuss each material foreign currency separately and specify exactly how a change in the foreign currency as compared to the Brazilian Real would impact your consolidated financial statements. In this regard, the US Dollar may change differently than the Canadian Dollar as compared to the Brazilian Real. As such, your disclosure should explain how an increase in the exchange rate from the US Dollar to the Brazilian Real would impact your consolidated financial statements.
- Interest rate – Explain what line item(s) in your consolidated financial statements is being impacted by your consideration of an increase or decrease in interest rates and the specific interest rates that you are exposed. It may be helpful for investors

to better understand this risk if you disclose the average interest rate and the average life of your debt instruments by each material interest rate.

- Changes in sales price and price of raw materials – Discuss the sensitivity of the change in sales price separately from the price of raw materials, unless you are able to disclose that a change in sales price and a change in the price of raw materials always occur in tandem. To the extent that you are more vulnerable to a change in one or more specific product or raw material, please provide sensitivity analyses for each type of material product sold and/or raw material. Please clarify what the prices being adjusted for purposes of the sensitivity analyses are and what in the consolidated financial statements is being adjusted.
- Interest rate swaps – Specifically state whether an increase in the LIBOR interest rate curve of 0.1% increases or decreases the fair value of the swap and whether the swap is an asset or liability. State whether the offsetting entry is income or expense. Please also clarify why a significant portion of the offsetting entry to the change in the swap recognized in the statement of comprehensive income will subsequently be recognized in the statement of income upon settlement.
- Currency swaps and NDF's – Please clarify whether a 5% depreciation in the Brazilian Real would increase or decrease the fair value of the swaps, including whether the swap is an asset or liability, and disclose whether the offsetting entry in the statement of comprehensive income, which will eventually be recognized in the statement of income upon settlement, is income or expense.

Note 18 – Provisions and Contingent Obligations, page F-55

37. We note your disclosure that the final decisions for your judicial and administrative proceedings will not have a significant effect on your financial position. In future filings, please expand your conclusion regarding materiality as it also relates to your results operations and liquidity. In addition, to the extent that the final decisions could have a material impact on your operating results and/or liquidity, please revise your disclosures for each provision to state the amount or range by which your consolidated financial statements could be impacted above the amount of provision recognized, if any. Please refer to paragraph 86 of IAS 37 for guidance.

Note 20 – Employee Benefits, page F-61

38. In future filings, please provide investors with the following additional disclosures:
- Whether each defined benefit plan is wholly unfunded or wholly or partly funded. To the extent applicable, please also provide the disclosures required by paragraph 120A(d) of IAS 19 in future filings.
- The cumulative amount of actuarial gains and losses recognized in other comprehensive income. Please refer to paragraph 120A(i) of IAS 19 for guidance.

- A description of your basis used to determine the overall expected rate of return on assets for each of your plans. Please refer to paragraph 120A(l) of IAS 19 for guidance.
- The actual return on plan assets for each period presented. Please refer to paragraph 120(A)(m) of IAS 19 for guidance.
- A sensitivity analysis of the discount rate and expected rate of return on plan assets. Please refer to paragraph 129 of IAS 1 for guidance.
- A sensitivity analysis of the medical cost trend rates. Please refer to paragraph 120A(o) of IAS 19 for guidance.

Note 22 – Equity – Parent Company Gerdau S.A., page F-67

39. Please include a reconciliation of the number of common and preferred shares outstanding at the beginning and at the end of the period in future filings. Please refer to paragraph 79(a)(iv) of IAS 1 for guidance.

Note 23 – Earnings Per Share (EPS), page F-70

40. In future filings, please disclose the instruments that were not included in the calculation of diluted EPS because they were antidilutive. Please refer to paragraph 70(c) of IAS 33 for guidance.

Note 26 – Segment Reporting, page F-74

41. We note your statement that information for revenues from external customers by product is not presented because you do not retain this information per your disclosure in Note 26 in the 2009 20-F and because the cost to develop it would be excessive per your disclosure in Note 17 in your March 31, 2010 interim financial statements. Please provide us with a detailed explanation as to why you do not retain this information for the management of your business and to provide the disclosures required by paragraph 32 of IFRS 8.

Note 28 – Impairment of Assets, page F-76

42. We note that during the second and third quarters of fiscal year 2009, you recognized impairment charges for investment in associates and jointly-controlled entities, property, plant and equipment, other intangible assets, and goodwill in the amount of R$1,072,190,000. During our review of your fiscal year 2008 Form 20-F, we requested that you provide investors with a more detailed understanding as to the facts and circumstances, including a detailed understanding of the material changes in estimates and assumptions from the December 2008 testing and the testing in the second and third quarters of fiscal year 2009. In your response letters dated October 9, 2009 and November 20, 2009, you agreed to address the points raised in our

comments in future filings. However, we did not note these additional disclosures.
Please amend your 2009 Form 20-F to provide investors with the following additional
information:

- The specific assumptions/estimates that changed between your annual 2008
  impairment tests and the interim tests performed in the second and third quarters
  of fiscal year 2009.
- Explain to investors the reasons for the material changes in assumptions/
  estimates.
- Disclose the June 2009 assumption of how long you expect the negative operating
  results will continue, i.e., 1 year, 3 years, etc. This estimate appears to be
  particularly significant, as we note in your response that the primary reason for
  the difference in the assumptions was the timing of recovery in your cash flow
  analyses.
- Disclose whether the affected cash generating units are currently generating
  negative cash flows. If so, discuss how long you assumed in the June 2009 test it
  would continue.

As noted in our previous letters, there is a concern that investors will not fully
understand all of the reasons for the recognition of the material charges. Please refer
to your responses to comments 12 and 13 in your letter dated October 9, 2009, and to
comment 7 in your response letter dated November 20, 2009. Please refer to
paragraph 130 of IAS 36, Sections 216, 501.02 and 501.12.b.3, and 501.14 of the
Financial Reporting Codification, and in SAB Topic 5:P.4 for guidance.

43. We note that you recognized R$150,707,000 of restructuring-type expenses during
    fiscal year 2009, which is 17.8% of income before financial income (expenses) and
    taxes and 14.6% of income before taxes. As such, please revise your disclosures in
    future filings to address the following:

    - Please disclose your accounting policy for recognizing restructuring provisions.
      Please refer to paragraphs 70-83 of IAS 37 for guidance.
    - Please provide investors with a better understanding of the nature of your
      restructuring activities along with the material components of the activities either
      at the individual activity level or on an aggregated basis in future filings.
    - Please disclose here or within MD&A the anticipated cost savings as it relates to
      your operating activities and cash flows from these activities. In subsequent
      periods, you should disclose for investors whether you have met the anticipated
      savings.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief